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                                                             Exhibit 99(a)(1)(k)


International Paper Subsidiary Successfully Completes Cash Tender Offer For Shares of Shorewood Packaging

March 28, 2000

Purchase, N.Y., -- International Paper (NYSE:IP) announced today the successful completion of the cash tender offer by International Paper-37, Inc., a wholly-owned subsidiary of International Paper, for all outstanding shares of common stock (together with the associated rights to purchase preferred shares) of Shorewood Packaging Corporation (NYSE: SWD). The tender offer expired, as scheduled, at midnight, Eastern Standard Time, on Monday, March 27, 2000. International Paper-37, Inc., has accepted for payment all shares validly tendered and not withdrawn prior to the expiration of the offer. Based on information provided by ChaseMellon Shareholder Services, LLC as Depository, approximately 25.9 million shares of Shorewood have been acquired by International Paper-37, Inc., including 972,479 shares subject to guarantees of delivery, representing approximately 95 percent of all outstanding shares.

Payment for shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

As previously announced, International Paper will acquire the remaining Shorewood Packaging shares in a merger in which each share of Shorewood Packaging's common stock will be converted into the right to receive $21 in cash, the same consideration being paid for shares tendered in the offer, subject to appraisal rights, and following which Shorewood Packaging will become a wholly-owned subsidiary of International Paper.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

International Paper (www.internationalpaper.com) is the world's largest paper and forest products company. Businesses include printing papers, packaging, building materials, chemical products and distribution. As the largest private landowner in the U.S., the company manages its forests under the principles of the Sustainable Forestry Initiative (SFISM) program, a system that ensures the perpetual growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality. Headquartered in the United States at Purchase, N.Y., International Paper has operations in nearly 50 countries, employs nearly 100,000 people and exports its products to more than 130 nations.

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